Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated July 10, 2017 (August 28, 2017 as to the effects of the error correction described in Note 1; October 24, 2017 as to the effects of the reverse stock split described in Note 16) relating to the consolidated financial statements and financial statement schedule of National Vision Holdings, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the March 13, 2014 acquisition of National Vision, Inc. by Nautilus Merger Sub, Inc., an indirect wholly-owned subsidiary of National Vision Holdings, Inc.) appearing in the Prospectus, which is a part of Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-220719) of National Vision Holdings, Inc.

/s/ Deloitte & Touche LLP

Atlanta, GA
October 26, 2017